Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Appendix 6A notification — expiry of options

Brisbane, Australia, 28 May 2010. Progen Pharmaceuticals Ltd (ASX:PGL, NASDAQ:PGLA) today provides information with respect to the options previously trading under the ticker PGLO.

Quotation for Progen’s options (PGLO) has now ceased and the options will expire on 28 May 2010 at 5:00pm. As per Appendix 6A of the ASX Listing Rules, Progen provides the following information:

Appendix 6A Notification Requirements

a)	The name of the holder of the convertible securities.		N/A

b)	The number of convertible securities held, and the number of securities to be issued on their conversion.		N/A

c)	The conversion or exercise price.		$8.40

d)	In the case of options, the due date for payment.		28 May, 2010

e)	In the case of options, the consequences of non-payment and, in the case of other convertible securities, the consequences of not exercising the right of conversion.		Non-payment of the exercise price before the expiry will result in the option being forfeited and cancelled.

f)	The date that quotation of the convertible securities ends.		Quotation for these securities ended 5:00pm, 21 May 2010.

g)	The latest available market price of the underlying securities.		The closing market price of PGL shares on 27 May 2010 was $0.425.

h)	The highest and lowest market price of the underlying securities during the 3 months immediately before the notice is issued, and the dates of those sales.	High: Low:	$0.60 13/04/2010 $0.41 24/05/2010

i)	The information required by (g), (h) and (j) in respect of all quoted securities that would be, if fully paid, in the same class as the underlying securities.		PGLA securities traded on Nasdaq CM:

(g) Closing Price 26 May 2010: US$0.44
(h) 3 Month High: US$0.59
3 Month Low: US$0.40
(j) N/A

j)	In case of options, the details of any underwriting agreement notified under rule 3.11.3.		N/A

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com Zensun (Shanghai) Sci & Tech Co Ltd is based in the Peoples Republic of China.

For more information:
Sue MacLeman	Jo-Ann Modesti
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+ 61 7 3230 5000
+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.